Exhibit 3.3

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES E CONVERTIBLE PREFERRED STOCK OF AVINGER, INC.

Avinger, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.

The name of the Corporation is Avinger, Inc., and the original Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock of this Corporation was filed with the Secretary of State of the State of Delaware on August 4, 2023 (the “Certificate of Designation”).

2.	The Certificate of Designation is hereby amended as follows:
a.

The eighth through 11th sentences of Section 6(e) of the Certificate of Designation are hereby amended and replaced in their entirety to read: “The “Beneficial Ownership Limitation” shall initially be 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to such conversion notice (to the extent permitted pursuant to this Section 6(e)). The Corporation shall be entitled to rely on representations made to it by the holder in any conversion notice regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation, any holder may, from time to time, reset the Beneficial Ownership Limitation percentage applicable to such Holder to a higher or lower percentage; provided, however, that in no case will the Beneficial Ownership Limitation exceed 19.99% unless the required Nasdaq Stockholder Approval has been obtained. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. Any decrease in the Beneficial Ownership Limitation will be effective upon delivery to the Company.”

3.	The foregoing amendment has been duly approved by the board of directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
4.

The foregoing amendment has been duly approved by the holders of Series E Convertible Preferred Stock of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.	This Certificate of Amendment shall become effective upon filing with the Secretary of State for the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation as of March 4, 2024.

AVINGER, INC.
By:	/s/ Jeffrey M. Soinski
Jeffrey M. Soinski
President and Chief Executive Officer